UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission File Number 1-12981

THE AMETEK RETIREMENT AND

SAVINGS PLAN

(Full title of the plan)

AMETEK, Inc.

1100 Cassatt Road

Berwyn, Pennsylvania 19312-1177

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

The AMETEK Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Savings and Investment Committee

The AMETEK Retirement and Savings Plan

We have audited the accompanying statements of assets available for benefits of The AMETEK Retirement and Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of The AMETEK Retirement and Savings Plan at December 31, 2013 and 2012, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania

June 18, 2014

The AMETEK Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31,
	2013	2012
Assets:
Investments	$672,581,410	$549,367,330
Plan interest in the AMETEK, Inc. Master Trust	99,979,753	74,552,310

Total investments, at fair value	772,561,163	623,919,640

Receivables:
Employer contributions	294,773	255,596
Participant contributions	461,897	383,953
Notes receivable from participants	14,503,655	13,551,017

Total receivables	15,260,325	14,190,566

Assets reflecting investments at fair value	787,821,488	638,110,206

Adjustment from fair value to contract value for Common/Collective Trust	(3,348,687)	(6,199,514)

Assets available for benefits	$784,472,801	$631,910,692

See accompanying notes.

The AMETEK Retirement and Savings Plan

Statements of Changes in Assets Available for Benefits

	Year Ended December 31,
	2013	2012
Additions:
Contributions:
Employer	$17,479,064	$15,635,699
Participant	29,540,099	26,127,991
Participant rollovers	4,399,492	3,452,997

	51,418,655	45,216,687

Investment income:
Net appreciation in fair value of investments	81,251,770	35,180,743
Interest and dividend income from investments	20,783,441	15,692,396
Increase in Plan interest in the AMETEK, Inc. Master Trust	29,551,572	19,268,489

	131,586,783	70,141,628

Interest income on notes receivable from participants	574,266	560,524

Asset transfers in due to Plan mergers	17,111,260	26,297,128

Total additions	200,690,964	142,215,967

Deductions:
Benefits paid to participants	(48,128,855)	(40,394,720)

Net increase	152,562,109	101,821,247

Assets available for benefits:
Beginning of year	631,910,692	530,089,445

End of year	$784,472,801	$631,910,692

See accompanying notes.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan

General

The following description of The AMETEK Retirement and Savings Plan (the “Plan”) provides only summarized information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, copies of which may be obtained from AMETEK, Inc. (“AMETEK,” the “Company” or the “Plan Sponsor”).

The Plan is a tax-deferred 401(k) defined contribution savings plan, with a separate retirement feature described below. The Plan provides eligible employees of AMETEK and certain of its business units, an opportunity to invest a portion of their compensation, as defined by the Plan, in one or a combination of investment programs. See Note 3.

Trustee and Recordkeeper

The Vanguard Fiduciary Trust Company (“Trustee”) is the Plan Trustee and a party-in-interest to the Plan. The Vanguard Group is the Plan’s administrative recordkeeper.

Participant Eligibility

An employee, who is not specifically an ineligible employee as defined by the Plan, shall become a participant in the Plan upon his or her date of hire and on or after the date on which the participant first attains age 18.

Plan Mergers

During 2013, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
May 16, 2013	Empower HR Retirement Savings Plan (maintained by Dunkermotoren USA, Inc.)	$666
May 31, 2013	OBCORP LLC 401(k) Plan (maintained by O’Brien Corporation)	6,852
August 27, 2013	Sunpower, Inc. 401(k) & Profit Sharing Plan	3,446
October 31, 2013	Hamilton Precision Metals 401(k) Employee Savings Plan	3,965
November 1, 2013	Crystal Engineering Corporation 401(k) Profit Sharing Plan	2,182

		$17,111

During 2012, the following net assets were transferred into the Plan (in thousands):

Effective Date	401(k) Savings Plan
March 1, 2012	Avicenna Technology 401(k) Plan	$1,032
May 1, 2012	SEMX Corporation 401(k) Plan (maintained by Coining, Inc.)	6,216
June 5, 2012	Reichert, Inc. 401(k) Savings Plan for Non-Union Employees	11,650
June 29, 2012	Technical Manufacturing Corporation Profit Sharing and 401(k) Plan	7,399

		$26,297

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan (continued)

Contributions

Each year, participants have an opportunity to invest up to 50% of their annual compensation, as defined by the Plan, in multiples of one percent, except for certain highly compensated participants who may be subject to certain regulatory limitations. Participants age 50 and over have an opportunity to invest catch-up contributions up to 50% of their compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis.

Participants are automatically enrolled in the Plan at a rate of 3% of their compensation unless the participant opts out of automatic enrollment or until the participant changes their elections. The Vanguard Target Retirement Date Trusts II are the qualified default investment alternatives. The Plan provides for automatic deferral increases by 1% of compensation each January, as defined by the Plan, for employees who are automatically enrolled in the Plan. Participants automatically enrolled in the Plan may revoke their participation of automatic increases, elect an annual automatic increase of 1%, 2% or 3% and have the increase begin in a month other than January. Participants who are not automatically enrolled in the Plan are also permitted to elect automatic deferral increases.

The Plan provides for Company contributions equal to 33 1/3% of the first 6% of compensation contributed by each eligible participant of designated employer units, up to a maximum annual Company contribution of $1,200 per participant. Also, the Plan provides for Company contributions to eligible participants of designated employer units, which vary by location and range from 25% to 100% of the amount contributed by each participant, up to a maximum percentage ranging from 1% to 8% of the participants’ compensation as determined by the Board of Directors for each business unit. Matching Company contributions are credited to participants’ accounts at the same time their contributed compensation is invested and are allocated in the same manner as that of their elections. However, the Company may make its matching contribution payment to the Plan at any time prior to the due date prescribed by law for filing the Company’s federal income tax return for that Plan year.

The Plan allows discretionary employer contributions as determined by the Board of Directors under appropriate circumstances. Discretionary employer contributions are intended to compensate participants for fees incurred in connection with Plan mergers of acquired businesses. Discretionary employer contributions made in 2013 and 2012 were not significant.

The Plan has a retirement feature for eligible salaried and hourly employees of AMETEK. The Company makes contributions to the Plan on behalf of such employees equal to a specified percentage of their compensation earned based upon participants’ age and years of service, up to predetermined limits. The Plan has an incentive retirement feature for eligible salaried and hourly employees of AMETEK. The Company contributes an additional 1% of compensation earned to the Plan on behalf of such employees who contribute 6% or more of their compensation earned, up to predetermined limits. Participant contributions under the retirement feature and incentive retirement feature of the Plan are not permitted. Investment programs and transfer and exchange privileges available under the retirement feature and incentive retirement feature are the same as for the savings feature under the Plan.

Forfeited Company contributions from the retirement feature were $0.4 million and $0.2 million in 2013 and 2012, respectively, and are used to reduce future employer retirement feature contributions or to pay Plan administrative expenses.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan net earnings. Allocations are based on participant earnings and/or account balances, as defined. The benefit to which a participant is entitled is the balance in the participant’s vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan (continued)

Vesting

Participants are fully vested at all times in participant contributions and employer matching contributions. Employer retirement feature contributions and related earnings and employer incentive retirement feature contributions and related earnings are fully vested after three years of service.

Participant Loans

Participants may borrow a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have up to two loans outstanding at any time, although only one loan may be for a primary residence, the sum of which may not exceed the maximum allowable under the Plan. Loan origination fees are paid by participants and are included in the gross loan distribution amount. Repayment terms of the loans are generally limited to no longer than 60 months from inception or for a reasonable period of time in excess of 60 months for the purchase of a principal residence, as fixed by the Plan. The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan, which approximate rates charged by commercial lending institutions for comparable loans. Interest rates on loans outstanding at both December 31, 2013 and 2012 ranged between 4.25% and 10.00%. Principal and interest is paid ratably through payroll deductions.

Master Trust

The AMETEK Stock Fund of certain employee savings plans of AMETEK are combined under the AMETEK, Inc. Master Trust (“Master Trust”) agreement with the Trustee. Participating plans purchase units of participation in the AMETEK Stock Fund based on their contributions to such fund along with income that the fund may earn, less distributions made to the plans’ participants. A small portion of the AMETEK Stock Fund may also be invested in short-term securities to help accommodate daily transactions.

The Plan limits the amount a participant can invest in the AMETEK Stock Fund to encourage diversification of participants’ accounts. Each payroll period and for other qualified plan rollover contributions, a participant can direct up to a maximum of 25% of their contributions in the AMETEK Stock Fund. In addition, a participant may not transfer amounts from other investment funds into the AMETEK Stock Fund to the extent the transfer would result in more than 25% of the participants’ total account balance being invested in the AMETEK Stock Fund. The Plan has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Savings and Investment Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

The Plan’s interest in the assets of the Master Trust was approximately 99% at both December 31, 2013 and 2012. The value of the assets held by the Master Trust was $100,895,855 and $75,250,870 at December 31, 2013 and 2012, respectively.

A summary of the investment income for the assets held by the Master Trust was as follows:

	Year Ended December 31,
	2013	2012
Net appreciation in fair value of investment	$29,539,137	$19,153,219
Interest and dividend income on investment	289,866	294,221

Total investment income	$29,829,003	$19,447,440

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to his or her vested account. Participants who terminate after attaining retirement age or on account of disability may elect to receive installment payments up to a 15-year period but subject to certain restrictions based on life expectancy. When a participant attains age 59 1/2 while still an employee, he or she can elect to withdraw a specified portion of his or her vested account balance without incurring an income tax penalty. Also, in certain cases of financial hardship, a participant may elect to withdraw up to a specified portion of his or her vested account balance, regardless of age.

Administrative Expenses

Except for certain loan fees, the expenses of administering the Plan are payable from the Plan’s assets, unless the Company elects to pay such expenses. From inception of the Plan to the present, the Company has elected to pay such expenses directly.

Plan Termination

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA and applicable labor agreements. In the event of Plan termination, each participant’s account would become fully vested and each participant will receive the value of his or her separate vested account.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

2. Summary of Significant Accounting Policies

Basis of Financial Statements

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes, and supplemental schedule. Actual results could differ from those estimates and assumptions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are paid from participants’ accounts. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market fluctuation and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value less costs to sell, if significant. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. See Note 4.

Investments in shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Money market and short-term investments are carried at the fair value established by the issuer and/or the trustee. The AMETEK common stock is valued at the closing price reported in an active market. Life Insurance Contracts are carried at the cash surrender value of such policies at year end.

During 2013, investments in Vanguard Target Retirement Date Funds were moved into a common/collective trust. The fair values of the Vanguard Target Retirement Date Trusts II are the reported net asset values of the participation units owned by the Plan at year end. See Note 4.

The Plan invests in investment contracts through a common/collective trust (Vanguard Retirement Savings Trust V). This fund is recorded at fair value, which is based on information reported by the issuer of the common/collective trust at year end. See Note 4. However, since these investment contracts are fully benefit-responsive, an adjustment is reflected in the statements of assets available for benefits to present these investments at contract value. The contract value of the Vanguard Retirement Savings Trust V represents contributions plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of investments are reflected on trade dates. Realized gains and losses on sales of investments are based on the average cost of such investments. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned. Plan investments do not have significant costs to sell.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

3. Investment Programs

As of December 31, 2013, a participant may direct contributions (up to certain specified limits) in any of the following investment options:

•	AMETEK Stock Fund
•	Vanguard Retirement Savings Trust V
•	Vanguard Target Retirement Date Trusts II
•	Registered investment companies:
•	Vanguard Total Bond Market Index Fund(1)
•	Vanguard LifeStrategy Funds
•	Vanguard Wellington Fund
•	Vanguard Windsor II Fund(2)
•	Vanguard PRIMECAP Fund(2)
•	Vanguard Small-Cap Index Fund(2)
•	Vanguard 500 Index Fund(2)
•	Vanguard Emerging Markets Stock Index Fund(3)
•	BlackRock Inflation Protected Bond Fund(1)
•	RidgeWorth Small Cap Value Equity Fund(2)
•	Thornburg International Value Fund(3)
•	Wells Fargo Advantage Discovery Fund(2)

(1)	Represents Fixed-Income Securities level 1 investments. See Note 4.
(2)	Represents Domestic Equities level 1 investments. See Note 4.
(3)	Represents International Equities level 1 investments. See Note 4.

Participants may change their investment options or transfer existing account balances to other investment options daily.

The fair values of individual investments that represent five percent or more of the Plan’s assets are as follows:

	December 31,
	2013	2012
Vanguard Retirement Savings Trust V (stated at contract value)	$120,024,629	$—
Vanguard Retirement Savings Trust (stated at contract value)	—	116,971,961
Vanguard Wellington Fund	113,634,509	92,293,745
Vanguard 500 Index Fund	71,467,228	52,651,457
Vanguard PRIMECAP Fund	65,448,576	45,891,984
Vanguard Windsor II Fund	42,308,615	33,621,131
Vanguard LifeStrategy Moderate Growth Fund	39,276,929	34,840,515
Vanguard Total Bond Market Index Fund*	—	38,405,882

*	At December 31, 2013, this investment represented less than five percent of the fair value of the Plan’s assets.

The Plan’s investments (including gains and losses on investments bought, sold, as well as, held during the year) appreciated (depreciated) as follows:

	December 31,
	2013	2012
Common/Collective Trusts	$3,556,144	$—
Registered Investment Companies	77,706,347	35,191,375
Life Insurance Policies	(10,721)	(10,632)

Net Appreciation in Fair Value of Investments	$81,251,770	$35,180,743

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

4. Fair Value Measurements

The Plan utilizes a valuation hierarchy for disclosure of the inputs to the valuations used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on the Plan’s own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	December 31, 2013
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$393,570	$393,570	$—	$—
Fixed-Income Securities(1)	35,520,536	35,520,536	—	—
Vanguard LifeStrategy Funds(2)	92,752,868	92,752,868	—	—
Vanguard Target Retirement Date Trusts II(3)	42,529,166	—	42,529,166	—
Vanguard Wellington Fund(4)	113,634,509	113,634,509	—	—
Mutual Funds – Domestic Equities	243,118,503	243,118,503	—	—
Mutual Funds – International Equities	21,158,008	21,158,008	—	—
Vanguard Retirement Savings Trust V(5)	123,373,316	—	123,373,316	—
Genworth Life and Annuity Insurance	100,934	—	—	100,934
AMETEK Stock Fund	99,979,753	99,979,753	—	—

Total Investments, at Fair Value	$772,561,163	$606,557,747	$165,902,482	$100,934

	December 31, 2012
	Total	Level 1	Level 2	Level 3
Vanguard Prime Money Market	$153,169	$153,169	$—	$—
Fixed-Income Securities(1)	46,933,886	46,933,886	—	—
Vanguard LifeStrategy Funds(2)	79,987,914	79,987,914	—	—
Vanguard Target Retirement Date Funds(2)	14,468,019	14,468,019	—	—
Vanguard Wellington Fund(4)	92,293,745	92,293,745	—	—
Mutual Funds – Domestic Equities	174,795,697	174,795,697	—	—
Mutual Funds – International Equities	17,430,963	17,430,963	—	—
Vanguard Retirement Savings Trust(5)	123,171,475	—	123,171,475	—
Genworth Life and Annuity Insurance	132,462	—	—	132,462
AMETEK Stock Fund	74,552,310	74,552,310	—	—

Total Investments, at Fair Value	$623,919,640	$500,615,703	$123,171,475	$132,462

(1)	This category includes investments primarily in U.S. and international government and corporation bonds designed to minimize the adverse effects of interest rate fluctuations. There are currently no redemption restrictions on these investments.
(2)	This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These registered investment company funds share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(3)	This category includes common/collective trusts sponsored and maintained by the Trustee, which invest in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These trusts share a common goal of first growing and then later preserving principal and contain a mix of primarily U.S. and international stocks, plus U.S. Treasury and corporate bonds. There are currently no redemption restrictions on these investments.
(4)	This category includes registered investment company funds that are designed to try and outperform market returns with moderate movements in share values through a mix of primarily fairly large, well-known U.S. stocks and U.S. Treasury bonds. There are currently no redemption restrictions on these investments.
(5)	This category includes investments primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income. There are currently no redemption restrictions on these investments.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

4. Fair Value Measurements (continued)

The following is a summary of the changes in the fair value of the Plan’s level 3 assets (fair value using significant unobservable inputs):

Genworth Life and Annuity Insurance
Balance, January 1, 2012	$167,556
Unrealized losses relating to instruments still held at the reporting date	(10,632)
Settlements	(24,462)

Balance, December 31, 2012	132,462
Unrealized losses relating to instruments still held at the reporting date	(10,721)
Settlements	(20,807)

Balance, December 31, 2013	$100,934

Unrealized losses relating to level 3 assets are included in Net appreciation (depreciation) in fair value of investments in the Statements of Changes in Assets Available for Benefits.

5. Insurance Contracts

Some employee contributions are presently used to maintain previously purchased life insurance policies underwritten by Genworth Life and Annuity First Company of Lynchburg, Virginia. Commissions paid on Insurance Contracts are charged directly against the participants’ insurance accounts. This fund continues to be closed to new participants.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated June 24, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Sponsor has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2010.

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Plan’s Form 5500:

	December 31,
	2013	2012
Assets available for benefits per the financial statements	$784,472,801	$631,910,692
Deemed distributions outstanding related to the current year	(10,078)	57
Deemed distributions outstanding related to the prior year	(26,341)	(26,398)
Adjustment from contract value to fair value for Common/Collective Trust	3,348,687	6,199,514

Assets available for benefits per Form 5500	$787,785,069	$638,083,865

The following is a reconciliation of total additions per the financial statements to total income per the Plan’s Form 5500 for the year ended December 31, 2013:

Total additions per the financial statements	$200,690,964
Add: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2013	3,348,687
Less: Adjustment from contract value to fair value for Common/Collective Trust at December 31, 2012	(6,199,514)
Less: Plan mergers	(17,111,260)

Total income per Form 5500	$180,728,877

The following is a reconciliation of deductions per the financial statements to total expenses per the Plan’s Form 5500 for the year ended December 31, 2013:

Deductions per the financial statements	$(48,128,855)
Less: Deemed distributions at December 31, 2013	(36,419)
Add: Deemed distributions at December 31, 2012	26,341

Total expenses per Form 5500	$(48,138,933)

The AMETEK Retirement and Savings Plan

Notes to Financial Statements

December 31, 2013

8. Plan Amendments

Effective August 26, 2013, the Plan was amended to designate the participants of the Hamilton Precision Metals 401(k) Employee Savings Plan (eligible employees whose employment is governed by the terms of a collective bargaining agreement with Hamilton Precision Metals, Inc.) as participating employees in the Plan. Effective October 31, 2013, the Plan was amended to merge the net assets of the Hamilton Precision Metals 401(k) Employee Savings Plan into the Plan.

During 2013 and 2012, the Plan was amended to designate certain U.S. employees of the following acquired businesses as participating employees in the Plan:

Effective Date	Acquired Business
December 23, 2013	Creaform USA Inc.
September 16, 2013	Controls Southeast, Inc.
August 26, 2013	Crystal Engineering Corporation
July 5, 2013	Aero Components International
July 5, 2013	Avtech Avionics and Instruments
March 18, 2013	Sunpower, Inc.
December 17, 2012	Micro-Poise Measurement Systems
December 17, 2012	Dunkermotoren GmbH
December 17, 2012	O’Brien Corporation
March 19, 2012	Technical Manufacturing Corporation

During 2013 and 2012, the Plan was amended to merge the net assets of certain U.S. participants from the following acquired businesses’ 401(k) plans into the Plan:

Effective Date	Merged Plan
November 1, 2013	Crystal Engineering Corporation 401(k) Profit Sharing Plan
August 27, 2013	Sunpower, Inc. 401(k) & Profit Sharing Plan
May 31, 2013	OBCORP LLC 401(k) Plan (maintained by O’Brien Corporation)
May 16, 2013	Empower HR Retirement Savings Plan (maintained by Dunkermotoren USA, Inc.)
June 29, 2012	Technical Manufacturing Corporation Profit Sharing and 401(k) Plan
June 5, 2012	Reichert, Inc. 401(k) Savings Plan for Non-Union Employees
May 1, 2012	SEMX Corporation 401(k) Plan (maintained by Coining, Inc.)
March 1, 2012	Avicenna Technology 401(k) Plan

The AMETEK Retirement and Savings Plan

EIN 14–1682544 Plan #078

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current Value
Vanguard Retirement Savings Trust V*	Common/Collective Trust	$123,373,316
Vanguard Target Retirement Income Trust II*	Common/Collective Trust	2,973,279
Vanguard Target Retirement 2010 Trust II*	Common/Collective Trust	987,670
Vanguard Target Retirement 2015 Trust II*	Common/Collective Trust	5,555,259
Vanguard Target Retirement 2020 Trust II*	Common/Collective Trust	5,979,802
Vanguard Target Retirement 2025 Trust II*	Common/Collective Trust	8,030,186
Vanguard Target Retirement 2030 Trust II*	Common/Collective Trust	7,092,864
Vanguard Target Retirement 2035 Trust II*	Common/Collective Trust	4,014,785
Vanguard Target Retirement 2040 Trust II*	Common/Collective Trust	3,422,240
Vanguard Target Retirement 2045 Trust II*	Common/Collective Trust	2,211,683
Vanguard Target Retirement 2050 Trust II*	Common/Collective Trust	1,127,411
Vanguard Target Retirement 2055 Trust II*	Common/Collective Trust	663,947
Vanguard Target Retirement 2060 Trust II*	Common/Collective Trust	470,040
Vanguard LifeStrategy Conservative Growth Fund*	Registered Investment Company	17,651,512
Vanguard LifeStrategy Moderate Growth Fund*	Registered Investment Company	39,276,929
Vanguard LifeStrategy Growth Fund*	Registered Investment Company	35,824,427
Vanguard 500 Index Fund*	Registered Investment Company	71,467,228
Vanguard Emerging Markets Stock Index Fund*	Registered Investment Company	1,975,629
Vanguard Prime Money Market Fund*	Registered Investment Company	393,570
Vanguard PRIMECAP Fund*	Registered Investment Company	65,448,576
Vanguard Small-Cap Index Fund*	Registered Investment Company	27,701,098
Vanguard Total Bond Market Index Fund*	Registered Investment Company	31,022,825
Vanguard Wellington Fund*	Registered Investment Company	113,634,509
Vanguard Windsor II Fund*	Registered Investment Company	42,308,615
BlackRock Inflation Protected Bond Fund*	Registered Investment Company	4,497,711
RidgeWorth Small Cap Value Equity Fund*	Registered Investment Company	10,321,754
Thornburg International Value Fund*	Registered Investment Company	19,182,379
Wells Fargo Advantage Discovery Fund*	Registered Investment Company	25,871,232
Genworth Life and Annuity Insurance Company*	Life Insurance Policies	100,934

	Total investments	672,581,410

Notes Receivable from Participants*	Interest rates ranging from 4.25% to 10.00%	14,503,655

		$687,085,065

*	Indicates party–in–interest to the Plan.

Historical cost column is not included as all investments are participant–directed.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Members of the Savings and Investment Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The AMETEK Retirement and Savings Plan
(Name of Plan)

Date: June 18, 2014	By:	/s/ Robert R. Mandos, Jr.
Robert R. Mandos, Jr.
Member, Savings and Investment Committee

Exhibit Index

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm